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                                    FORM 15

      [As adopted in Release No. 34-20784, March 22, 1984, 49 F.R. 12688.]

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 333-81601
                                               ---------------

                            East Coast Power L.L.C.
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             (Exact name of registrant as specified in its charter)

                   711 Louisiana Street, Houston, Texas 77002
                                 (713) 345-9709
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 6.737% Series B Senior Secured Notes due 2008
                 7.066% Series B Senior Secured Notes due 2012
                 7.536% Series B Senior Secured Notes due 2017
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]                 Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)     [ ]                 Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)      [ ]                 Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)     [ ]                 Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)      [X]

     Approximate number of holders of record as of the certification or notice date: 75

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     Pursuant to the requirements of the Securities Exchange Act of 1934 East
Coast Power L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: April 6, 2000                 BY: /s/ CHRISTINE LEE
                                        ----------------------------------------
                                        Christine Lee
                                        Vice President Finance and
                                        Chief Accounting Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.